Exhibit 1.01

GSI GROUP INC.

Conflict Minerals Report

For the Year Ended December 31, 2014

This report is presented to comply with Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934 (the “Act”), which was adopted by the Securities and Exchange Commission (the “SEC”) to implement the reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”) for the purposes of this assessment. The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. These requirements apply to registrants whatever the geographic origin of the conflict minerals is and whether or not they fund armed conflict.

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo (the “DRC”) or any of the adjoining countries (collectively, the “Covered Countries”), or from recycled and scrap sources, they must submit a Form SD which describes the Reasonable Country of Origin Inquiry completed.

If a registrant has reason to believe that any of the conflict minerals in their supply chain may have originated from the Covered Countries, or if a registrant is unable to determine the country of origin of its conflict minerals, the registrant must exercise due diligence on the source and chain of custody of the conflict minerals. The registrant must annually submit a report, Conflict Minerals Report (the “CMR”), to the SEC that includes a description of those due diligence measures.

The CMR report presented herein is not audited as the Rule provides that, if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

1. Company Overview

GSI Group Inc. and its subsidiaries (collectively referred to as the “Company”, “we”, or “us”) design, develop, manufacture and sell precision photonic and motion control components and subsystems to original equipment manufacturers (“OEM’s) in the medical and advanced industrial markets. The Company is a leader in highly engineered enabling technologies, including CO2 laser sources, laser scanning and beam delivery products, optical data collection and machine vision technologies, medical visualization and informatics solutions, and precision motion control products. The Company specializes in collaborating with OEM customers to adapt its component and subsystem technologies to deliver highly differentiated performance in their applications.

The Company is organized into three reportable segments: Laser Products, Medical Technologies and Precision Motion. The Laser Products segment designs, manufactures and markets photonics-based solutions to customers worldwide. The segment serves highly demanding photonics-based applications such as industrial material processing, and medical and life science imaging and laser procedures. The Medical Technologies segment designs, manufactures and markets a range of medical grade technologies, including visualization solutions, imaging informatics products, optical data collection and machine vision technologies, thermal printers, and light and color measurement instrumentation to customers worldwide. The Precision Motion segment designs, manufactures and markets optical encoders, precision motor and motion control technology, air bearing spindles and precision machined components to customers worldwide.

The Company conducted an analysis of its products and found that conflict minerals, as defined by the SEC, are present in many of the electronic parts and components included the Company’s products. Therefore, the Company is subject to the reporting obligations of Rule 13p-1.

The Company’s supply chain is complex. The Company uses a wide variety of raw materials, key components and parts that are purchased from both domestic and international suppliers. The Company also uses contract manufacturers to make certain key components used in the production of the Company’s finished products. As the Company’s manufacturing process consists mostly of final assembly of components and parts that are purchased from suppliers, there are typically several tiers of companies between GSI and the mines, smelters or refiners for conflict minerals. The Company does not directly source 3TG minerals as raw materials. Therefore, it is difficult to identify the origin of conflict minerals that are present in the Company’s products.

The Company conducted good faith reasonable country of origin inquires (“RCOI”) covering the period from January 1, 2014 through December 31, 2014 using the guidelines contained in the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-risk Area (second edition) and the related supplements for gold and for tin, tantalum and tungsten. The Company designed its due diligence process and procedures to conform in all material respects with the OECD framework.

The Company is committed to complying with all applicable laws and regulations, including the conflict minerals rules. GSI is taking steps to ensure that none of the 3TG minerals used in its products directly or indirectly finances or benefits armed groups in the DRC or any of the adjoining countries. The Company requires all of its suppliers to use materials that have been sourced in a legally responsible manner and to confirm that they have not, and will not, procure conflict minerals from mines that are not DRC conflict free.

Due to the size and complexity of the Company’s supply chain, it will take time for many of our suppliers to verify the source and origin of conflict minerals in their manufacturing process. GSI has to rely on its suppliers to provide information on the origin of the conflict minerals contained in the components and materials supplied to GSI, including sources of conflict minerals present in the materials and components supplied to GSI’s suppliers themselves. Despite having conducted a good faith reasonable country of origin inquiry, the Company has concluded that its products are “DRC conflict undeterminable” because the Company cannot conclude that the conflict minerals contained in its products either (i) did not originate from the Covered Countries or (ii) came from recycled or scrap sources.

2. Due Diligence Program

The Company’s due diligence process and efforts have been developed in conjunction with the Organization for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chain of Minerals from Conflict-Affected and High-risk Area (second edition) and the related supplements for gold and for tin, tantalum and tungsten. The Company designed its due diligence process and measures to conform in all material respects with the OECD framework.

Conflict Minerals Policy

The Company developed a global Conflict Minerals policy that is communicated widely both internally and externally and is posted on the Company’s external website. The Company clearly stated its commitment to compliance with laws and regulations surrounding conflict minerals and to taking steps to ensure that none of the conflict minerals used in its products directly or indirectly finances or benefits armed groups in the Covered Countries. If the Company discovers through its RCOI efforts that any conflict minerals directly or indirectly benefit the armed groups in the Covered Countries, GSI will take steps to work with its suppliers to stop using such conflict minerals and, if not possible, stop purchasing such raw materials or components from the supplier in question.

Internal Management System

The Company’s conflict minerals compliance program is sponsored by the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer (the “Corporate Officers”) and is executed by a global task force that comprises of the Global Sourcing Leader, the Corporate Controller and Chief Accounting Officer, and a project leader for each of the product lines. The product line project leader is typically the director of operations or manager of the procurement function and is supported by a team of procurement and engineering professionals knowledgeable about the products and materials contained in those products.

The Company developed Conflict Minerals Process procedures that are required to be followed to perform the RCOI by all businesses globally. Supply chain leaders are responsible for ensuring compliance with Conflict Minerals Process procedures at the local business level and for reporting status and results of RCOI at periodic task force meetings. Results are summarized by the Global Sourcing Leader and presented to the Corporate Officers periodically.

Results of 2014 Reasonable Country of Origin Inquiry

Purchasing activities of 2013 and 2014 were analyzed to identify materials and components purchased during the year that may have contained conflict minerals. A questionnaire was sent to all such suppliers requiring them to confirm whether or not any conflict minerals used in their products originated from the Covered Countries unless the supplier had previously confirmed in early 2014 that they were conflict free and were committed to the conflict free supply chain policy. If any supplier response indicated that any conflict minerals originated from the Covered Countries or that the source of any conflict minerals was undeterminable, a more in-depth follow-up inquiry was conducted. This included reviewing of the supplier’s materials sourcing policy to assess whether the supplier is committed to DRC conflict free supply chain practices and whether the supplier has plans to eliminate the noncompliant conflict minerals from its supply chain once the source is determined. In many cases, the Company followed up multiple times until the suppliers responded to the questionnaires. As of May 26, 2015, the Company had surveyed 876 suppliers and received 729 responses confirming that no noncompliant conflict minerals were used in their products and 145 responses stating that they could not conclude. In addition, two responses remained outstanding.

As part of the Conflict Minerals Process procedures, the Company established documentation and record maintenance mechanism to ensure that relevant documentation is retained in a structured electronic database.

Based on the responses that the Company has received, the Company concluded that its supply chain is DRC conflict undeterminable as of December 31, 2014.

Risk Mitigation/Future Due Diligence Measures

The Company will continue to work with those suppliers who have not responded or responded as “DRC Conflict Undeterminable” to identify the source of such minerals using available tools, such as the Electronic Industry Citizenship Coalition® and the Global e-Sustainability Initiative (together, “EEIC-GeSI”) Conflict Minerals Reporting Template and the related Smelter Reference list that is publicly available. Should a supplier conclude, and report to us, that they have conflict minerals sourced from the Covered Countries and benefited the rebel groups, the Company will require such suppliers to implement measures to become DRC conflict free and find alternative suppliers to the extent alternative DRC conflict free sources of supply are available.

The Company will continue to request information and supporting data from each supplier providing materials and components to GSI that contain 3TG minerals by utilizing the EEIC-GeSI Conflict Minerals Reporting Template and will pursue a completed template response that identifies the smelters, refiners and mines for the 3TG.

The Company provides its Conflict Minerals Policy to all suppliers as part of its EEIC-GeSI Conflict Minerals Reporting Template. The Company requires all new suppliers to comply with conflict minerals rules as part of the standard terms and conditions for all purchase orders. Similar language is included in all new supply agreements and renewals of existing supply agreements.

Independent Third Party Audits

In accordance with the requirements of Rule 13p-1 and applicable guidance from the SEC staff, we are not required to obtain an independent private sector audit of this Conflict Minerals Report for the year ended December 31, 2014.

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